SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2008

IWI HOLDING LIMITED

(Exact name of registrant as specified in its charter)

3027 E. Sunset Road Suite 201, Las Vegas Nevada 89120

(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (702) 505-7588

BVI

0-25108

None

(State or other jurisdiction

(Commission File Number)

        (IRS Employer Identification No.)

      of incorporation)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes

No X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

For Further Information:

Benjamin Hoskins

IWI Holding Limited

(702) 505-7588

IWI HOLDING LIMITED APPOINTS NEW OFFICER AND DIRECTOR

LAS VEGAS, NEVADA - September 17, 2008 -- IWI Holding Limited (OTCBB - IWIHF), a U.S. based shell company, today announced that Benjamin Hoskins has been elected as the sole officer and director following the resignation of Mark Thompson.

Mr. Hoskins has been a private investor for more than the past five years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IWI HOLDINGS LIMITED

Date: September 17, 2008

By: /s/ Benjamin Hoskins

_________________________

Benjamin Hoskins

Chairman, President & Director